SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
+852-2514-7650	clin@stblaw.com

October 14, 2014

VIA EDGAR

Loan Lauren P. Nguyen, Special Counsel

Julie Griffith

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Bona Film Group Limited

Registration Statement on Form F-3

Filed April 22, 2014

File No. 333-195426

Dear Ms. Nguyen and Ms. Griffith:

On behalf of our client, Bona Film Group Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby provide the Company’s responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 13, 2014 regarding the Company’s annual report on Form F-3 filed on April 22, 2014 (the “Registration Statement”).

Set forth below are the Company’s response to each of the Staff’s comments contained in your letter dated May 13, 2014. The comments are retyped below for your ease of reference and are followed by the Company’s responses. The Company has included in the body of its responses, as applicable, proposed revisions to its disclosure in future filings. For illustrative purposes only, the Company has referred to the Company’s Form F-3 in explaining proposed revisions to the disclosure in future annual reports on Form F-3 that will be filed by the Company in due course. Therefore, unless otherwise indicated, each page number reference included in the responses below is to a location in the Company’s Form F-3.

* * *

Leiming Chen   Philip M.J. Culhane   Daniel Fertig   Anthony D. King   Celia C.L. Lam   Chris K.H. Lin   Jin Hyuk Park   Kathryn King Sudol  Christopher K.S. Wong Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Cover Page of Registration Statement

We note that you or any selling shareholder may offer securities pursuant to this registration statement. Please revise your fee table and the disclosure throughout your prospectus to also include the number of securities registered for resale and to separately list each selling security holder and the number of securities each is offering for resale. We note that you may not rely on Rule 430B(b) to omit this information, because you are not eligible to register the resale of your securities in reliance on Instruction I.B.1 to Form F-3.

The Company added the identities of the selling shareholders in response to the comment in the revised registration statement filed on October 14, 2014 (the “Revised Registration Statement”).

2.                                      Your registration fee should be based on Rule 457(a) rather than Rule 457(o). See Instruction II.C. to Form F-3. Please revise.

The Company respectfully advises the Staff that it has revised the registration fee table to use Rule 457(c) to calculate the registration fee for the secondary offering based on the number of securities being offered and sold by the selling shareholders in the secondary offering and Rule 457(o) to calculate the registration fee for the primary offering based on the maximum offering price of all the securities listed in the fee table pursuant to Instruction II.C.   The Company is registering four classes of securities for the primary offering by the Company in the Registration Statement that will be offered pursuant to Rule 415(a)(1)(x).

Exhibit 5.1

3.                                      Please have counsel revise the opinion of Conyers Dill & Pearman to remove subparagraphs (d),(f),(h) and (l), since each of these subparagraphs contains an assumption that undermines the legal conclusion stated in the opinion. For the same reason, please revise to remove the portion of subparagraph (i) that states your assumption that the issuance of the securities will not violate the Memorandum and Articles of Association or any applicable law. We note that counsel is rendering an opinion under Cayman Islands law. Also confirm that you will file a clean opinion prior to any takedown of the securities pursuant to the registration statement.

Conyers Dill & Pearman (“Conyers”), the Company’s counsel in the Cayman Islands, has considered the comments from the Staff and respectfully submit that they cannot remove the assumptions (d), (f), (h), (i) and (l) from their legal opinion for the following reasons:

Assumption (d)

Conyers respectfully advises the Staff that they were not present at the directors meeting and could only rely on and assume that the resolutions provided to them by the Company were the currently effective resolutions.

Assumption (f)

Conyers respectfully advises the Staff that this assumption is necessary to ensure that no changes will be made to the memorandum and articles prior to the actual issuance of the securities that would affect the directors’ ability to issue such securities since such securities have not yet been issued.

Assumption (h)

Conyers respectfully advises the Staff that this assumption is necessary to ensure that at the time of issuance, the Company will have sufficient authorised capital to satisfy the issue of such securities since such securities have not yet been issued.

Assumption (i)

Conyers respectfully advises the Staff that the terms of the securities have not been determined, so this assumption is necessary to ensure that the terms thereof will not contravene the memorandum and articles or Cayman Islands law at the time of issuance.

Assumption (l)

Conyers respectfully advises the Staff that the board minutes that were provided to Conyers included very general resolutions that authorized the issuance of a certain value of securities in the future with nothing specific regarding the type, number, pricing or terms of such securities.  Conyers respectfully believes that further corporate approvals will be required at the time when the securities are determined and issued.

*                    *                    *

In responding to the Staff’s comments, the Company acknowledges that:

•                  Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any question regarding this response letter or the Revised Registration Statement, please contact me by phone at +852 2514-7650 (office) or +852 9198-4235 (cell) or by email at clin@stblaw.com or my colleague Asher Hsu by phone at +852 2514-7691 (office) or +852 6900-1590 (cell) or by email at ahsu@stblaw.com.

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:	Nicholas Qi
Bona Film Group Limited